Exhibit (a)(5)(N)


Simon and Westfield Respond to Taubman's Rejection of $20.00 Per Share Cash
Offer

INDIANAPOLIS, Jan. 21 /PRNewswire-FirstCall/ -- Simon Property Group, Inc. (NYSE: SPG) and Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX: WFA), issued the following statement in response to today's rejection by Taubman Centers, Inc. (NYSE: TCO) of the $20.00 per share all-cash tender offer by SPG and Westfield for all of TCO's outstanding common shares:

"In response to the Taubman Board's rejection earlier today, Simon and Westfield reiterate that their $20 per share offer for Taubman shares represents an extraordinary premium and a unique opportunity for Taubman shareholders. Despite the size of the premium and the certainty of a fully- financed all cash offer, the Taubman Board has dismissed out of hand Simon and Westfield's $20 per share offer. Simon and Westfield note that the Taubman Board has offered no credible alternative to their $20 offer. Simon and Westfield fully expect Taubman shareholders to demonstrate their strong support by tendering their shares by February 14th.

"Simon stated that Judge Victoria Roberts in the United States
District Court for the Eastern District of Michigan today set the date to hear Simon's motion to enjoin the voting of the Taubman family's Series B Preferred Shares for March 21, 2003. Judge Roberts also indicated that she expects to rule this week on Taubman's motion to dismiss Simon's Michigan Control Share Act claim (which is one of the five Simon claims for relief pending before the Court)."

As previously announced, the tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, February 14, 2003. The complete terms and conditions of the offer are set forth in the Offer to Purchase and the Letter of Transmittal, which are on file with the SEC and available from the information agent, MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at
(212) 929-5500 (collect). Merrill Lynch & Co. is acting as financial advisor to SPG and Westfield America, Inc. and is the Dealer Manager for the Offer. Willkie Farr & Gallagher is acting as legal advisor to SPG and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Westfield America, Inc. Simpson Thacher & Bartlett is acting as legal advisor to Merrill Lynch & Co.

About Simon Property Group

Headquartered in Indianapolis, Indiana, Simon Property Group is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 242 properties containing an aggregate of 183 million square feet of gross leasable area in 36 states, as well as eight assets in Europe and Canada and ownership interests in other real estate assets. Additional Simon Property Group information is available at http://about.simon.com/corpinfo/index.html.

About Westfield America, Inc.

Westfield America, Inc. is the United States subsidiary of Westfield
America Trust (ASX: WFA), the second-largest property trust listed on the Australian Stock Exchange. WFA owns a majority interest in the Westfield America portfolio of 63 centers, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 8,400 specialty stores and encompass 64 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

Important Information

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any TCO shares, and is not a solicitation of a proxy. Simon Property Group and Simon Property Acquisitions, Inc., a wholly owned subsidiary of Simon Property Group, filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on December 5, 2002 (as amended), with respect to the offer to purchase all outstanding shares of TCO common stock. Investors and security holders are urged to read this tender offer statement as amended, the preliminary proxy statement filed December 16, 2002 (as amended), and any other proxy statement relating to the tender offer because they will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by SPG with the Commission at the Commission's web site at http://www.sec.gov . The tender offer statement, any proxy statement and any related materials may also be obtained for free by directing such requests to MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 (collect) or via email to proxy@mackenziepartners.com.

Forward-looking statements

This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Simon Property Group, Inc. -0- 01/21/2003 /CONTACT: Investors, Shelly Doran of Simon Property Group, Inc., +1-317-685-7330; or Media, George Sard, Paul Caminiti, or Hugh Burns of Citigate Sard Verbinnen, +1-212-687-8080; or Katy Dickey of Westfield America, +1-310-445-2407/